

P.E. 2/21/02

MANUALLY SIGNED COPY WITH EXHIBIT

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



RECD S.E.C.
FEB 26 2002
080

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: February 21, 2002 Commission File Number: 1-9059

BARRICK GOLD CORPORATION
(Name of Registrant)

Royal Bank Plaza
South Tower, Suite 2700
Toronto, Canada
M5J 2J3
(Address of Principal Executive Offices)



PROCESSED
MAR 04 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____ Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No _X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX BEGINS ON PAGE 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION



Date: February 21, 2002

By: ____________________
Name: Sybil Veenman
Title: Associate General Counsel and Secretary

EXHIBIT INDEX


BARRICK

Press Release

For Immediate Release
All amounts in United States dollars

Barrick Reports January Summary Results Following Merger with Homestake

Toronto, February 21, 2002...Barrick Gold Corporation today reported summary financial results for the one-month period ended January 31, 2002, following the business combination with Homestake Mining Company. The merger was completed on December 14, 2001, and accounted for as a pooling of interests under US GAAP. This one-time report of 31 days of combined operations is required under the merger agreement between Barrick and Homestake.

The results include all ordinary and recurring adjustments necessary to present fairly the combined operations for the month. The operating results are not necessarily indicative of the results that may be expected for the first quarter 2002 or for the year ending December 31, 2002.

For the one-month period ended January 31, 2002, Barrick reported net income of US$9 million (US2 cents per share). Gold production in January was 480,592 ounces and gold sales were 300,449 ounces. While the Company's production and costs were in line with plan for the month, it deferred delivery of 37% of its lower-cost production into early February. The income for this production will be reflected in its first quarter results.

Barrick expects to produce 5.7 million ounces of gold at cash costs of US$167 per ounce in 2002.

Investor Contact:
Richard Young
Vice President,
Investor Relations
Tel (416) 307-7431
Fax (416) 861-0727

Media Contact:
Vincent Borg
Vice President,
Corporate
Communications
Tel (416) 307-7477
Fax (416) 861-1509

Internet:
http://www.barrick.com

Certain statements included herein, including those regarding, production and costs constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the worldwide price of gold or certain other commodities and currencies and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Annual Information Form and Management's Discussion and Analysis of Financial and Operating Results" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick Gold Corporation
Royal Bank Plaza
South Tower, Suite 2700
Toronto, Canada
M5J 2J3

BARRICK GOLD CORPORATION

Consolidated Statement of Income

(in millions of United States dollars except per share data) *(US GAAP basis) (Unaudited)*		*One month ended January 31,* **2002**
Gold sales	**$**	**93**
Costs and expenses		
Operating		**60**
Amortization		**18**
Administration		**6**
Exploration and business development		**7**
		91
Interest and other income		**2**
Interest on long-term debt		**(5)**
Non-hedge derivative gains		**10**
Income before income taxes		**9**
Income taxes		**-**
Net income for the period	**$**	**9**
Net income for the period per share		
Basic and diluted	**$**	**0.02**
Average shares used in the computation (millions)		
Basic		**536**
Diluted		**538**

BARRICK GOLD CORPORATION

Consolidated Balance Sheet

(in millions of United States dollars) *(US GAAP basis) (Unaudited)*		*As at January 31,* **2002**
Assets		
Current assets		
Cash and equivalents	$	**555**
Short-term investments		**111**
Accounts receivable		**58**
Inventories and deferred expenses		**301**
		1,025
Property, plant and equipment		**3,890**
Other assets		**266**
	$	**5,181**
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$	**508**
Current portion of long-term debt		**9**
		517
Long-term debt		**793**
Other long-term obligations		**430**
Deferred income taxes		**238**
		1,978
Shareholders' equity		
Capital stock		**4,066**
Deficit		**(754)**
Accumulated other comprehensive loss		**(109)**
		3,203
	$	**5,181**